Exhibit 23.1

Consent of Independent Registered Public Accounting Firm
The Board of Directors
Open Text Corporation
We consent to the incorporation by reference in the registration statements Nos. 333-184670, 333-146351, 333-121377, 333-214427, and 333-87024 on Form S-8 of Open Text Corporation of our reports dated August 2, 2017, with respect to the consolidated balance sheets of Open Text Corporation as of June 30, 2017 and June 30, 2016, and the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each of the years in the three-year period ended June 30, 2017, and the effectiveness of internal control over financial reporting as of June 30, 2017, which reports appear in the June 30, 2017 annual report on Form 10‑K of Open Text Corporation.

Our report dated August 2, 2017, on the effectiveness of internal control over financial reporting as of June 30, 2017, contains an explanatory paragraph that states management excluded from its assessment of the effectiveness of Open Text Corporation’s internal control over financial reporting as of June 30, 2017, certain acquired assets and liabilities of the Enterprise Content Division of Dell-EMC (ECD Business) internal control over financial reporting associated with total assets of $1.7 billion (of which $1.6 billion represents goodwill and net intangible assets included within the scope of the assessment) and total revenues of $193 million included in the consolidated financial statements of Open Text Corporation as of and for the year ended June 30, 2017. Our audit of internal control over financial reporting of Open Text Corporation also excluded an evaluation of the internal control over financial reporting of ECD Business.

/s/ KPMG LLP
Chartered Professional Accountants, Licensed Public Accountants
Toronto, Canada
August 3, 2017